

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail
John Potter
Principal Executive Officer
New Global Energy, Inc.
215 South Riverside Drive, Suite 12
Cocoa, FL  32922

> **Re:    New Global Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 2, 2012**
> **File No. 333-179669**

Dear Mr. Potter:

We have reviewed your responses to the comments in our letter dated March 22, 2012 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and were not persuaded that you are not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934.  We note that you have minimal assets excluding cash, no revenues to date and appear to have no or nominal operations.  In this regard, we note that significant steps remain to commence the operations of your energy cell business.  Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares.  Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.  Also revise the Risks Factors section accordingly.

2. We note your response to our prior comment 2 and reissue.  Please revise to define technical terms and industry jargon after the first instance that they are used such as "aquaculture," "jatropha farming" and "photovoltaics."

Registration Statement Cover Page

3. Please number each amendment consecutively in the order in which filed.  Refer to Rule 470 of the Securities Act of 1933.

Prospectus Cover Page

4. We note your response to our prior comment 6 and reissue. Please limit the prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K. In this regard, we note the prospectus cover page spans pages 3 and 4.

5. We note your response to our prior comment 8 and reissue. We note your disclosure in the third paragraph that the offering will remain open until June 30, 2013. We also note your response and indication that management has made the determination that the offering will terminate on or before June 30, 2013. Please revise to clarify that there will be no extensions of the offering period. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 5

Our Company, page 5

6. We note your response to our prior comment 11 and reissue. The revised description of your business and current operations continues to unduly focus on and disproportionately emphasize your future plans and aspirations. Revise to explain your business plans and clarify that you have not developed your global energy plantation concept or commenced any operations to produce power for your own use or to feed the power grid. In addition, disclose how you will generate revenues. To the extent that you discuss future business plans here, such as the estimated use of proceeds or the development of your global energy plantation concept, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. In this regard, we note that you have added a section related to initial planning, construction and development. For each step, revise to briefly highlight the time frame and costs for implementing these future plans. Also explain at what stage you are in for each of the phases.

7. We note your response to our prior comment 12 and reissue. We note that your business plan is capital intensive as you will be required to build facilities to develop your business models. For example, we note that you expect the basic energy cell will consist of 40 acres of land. We further note that your business will require equipment to operate. Please revise to disclose the estimated costs for implementing your business plan. If additional funding outside of this offering is required, please clarify that. In this regard, we note that you have only added disclosure related to your liquidity position, burn rate pre-offering, and amounts necessary to operate for the next 12 months.

8. We note that your officers and directors do not have experience in the newable energy, agriculture or aquaculture fields. Please revise the summary to explain the planning and development process for your business. How will you gather the expertise for your business? Will you hire additional employees? Are you currently consulting field experts to develop your business? Please explain.

9. We note your response to our prior comments 14 and 15. However, it appears that you have not addressed our comments; you have simply removed the questioned disclosure. We also noted that you removed the introductory sentence of Management's Discussion and Analysis of Financial Condition and Results of Operations that stated that the company does not currently have enough cash with which to execute your business plan. In light of your net loss, minimal assets and no operating activities, please tell us if there is substantial doubt about your ability to continue as a going concern. In addition, in your financial statements, please consider the disclosure of information as provided in either paragraph 10 or 11 of Statement of Auditing Standard No. 59, as applicable. Please advise and revise, as necessary.

10. In addition, please include a risk factor if substantial doubt exists as to your ability to continue as a going concern.

11. We note your disclosure in the second paragraph that management is making non-cash contributions to the company and that the company expects to continue its operations for up to six months without raising any additional capital. Please revise to describe the nature and scope of these non-cash contributions and advise whether you have any written agreements in place with management to continue to make these non-cash contributions. If so, please file copies of any agreements as exhibits in your next filing. If you do not have any written agreements in place, revise your disclosure accordingly. Additionally, to the extent your business and current operations are dependent on these non-cash contributions, please include a risk factor to discuss these non-cash contributions, any dependence thereon, and the effect on the company if such non-cash contributions cease in the future.

12. We note your response to our prior comment 16 and your disclosure in the second paragraph that your pre-offering burn rate is $1,000 per month. Please revise to disclose your post-offering burn rate, your cash on hand as of the most recent practicable date and the month you will run out of funds without additional capital. Please also revise the Liquidity and Capital Resources section on page 21 accordingly.

13. We note your disclosure in the second paragraph that the proceeds from your loan agreement, of which $95,000 remains, should sustain your operations for the next 12 months. We also note your disclosure that if you raise $375,000 from this offering you should have sufficient cash for the next 12 months. Please reconcile these disclosures.

14. We note your response to our prior comment 18 and reissue in part. Please revise the last paragraph to disclose the telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

Risk Factors, page 8

15. We note your response to our prior comment 24 and reissue in part. Please revise to include a risk factor which quantifies the anticipated costs of being a public company and discloses that you may not be able to absorb the costs of being a public company.

16. We note your response to our prior comment 25 and reissue. We note your disclosure throughout this section that you own a proprietary technology platform. For example, please refer to the last risk factor. Please advise whether you currently own or possess the necessary intellectual property rights to conduct your business and current operations and to implement your plan of operations as contemplated. To the extent that you do not currently own or possess such rights, please revise this section throughout to remove any implication that you currently own a propriety technology platform and revise to include a risk factor to specifically discuss the acquisition of such rights to include quantifying the timing and costs associated therewith. Please also revise the Business section on page 19 accordingly.

17. We note your response to our prior comment 30 and reissue. We note that you deleted the previous risk factor related to environmental compliance costs. Please explain to us why you think such risk factor is not necessary or reinsert the previous risk factor. Please also revise to describe the various permits that you will be required to obtain to operate your facilities and quantify the costs associated with obtaining and maintaining these permits.

Management has limited experience in renewable energy, agriculture or aquaculture, page 8

18. We note your response to our prior comment 21. Please revise the risk factor to discuss your management's limited experience in renewable energy, agriculture or aquaculture. Also remove the first sentence of the risk factor as it undermines the stated risks in the risk factor.

19. We note your response to our prior comment 28 and reissue in part. Please revise to quantify the costs associated with building a demonstration facility and a commercial production facility.

We may require additional financing to become commercially viable, page 10

20. We note your response to our prior comment 26 and reissue in part. We note that the first sentence of this risk factor assumes that you will complete the offering. Please revise this risk factor to disclose your burn rate, pre- and post-offering, your cash on hand as of the most recent practicable date and the month you will run out of funds without additional capital. Please also revise this risk factor to clarify your expected near term, i.e. less than

12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your business plan and to maintain your business and current operations and the timing of such demands.

Cautionary Note Regarding Forward-Looking Statements, page 12

21. We note your response to our prior comment 31 and reissue in part. Refer to the second paragraph and associated bullets. We note the references to bottled water producers. Please advise as the bottled water business does not appear related to your business.

Description of Securities Being Registered, page 16

Common Stock, page 16

22. Please reconcile the amount of issued and outstanding common stock disclosed in this section of 1,700,000 with the amount disclosed in the Offering section on page 6 of 1,750,000.

Business, page 19

23. We note your response to our prior comment 38 and reissue. The revised description of your business and current operations continues to unduly focus on and disproportionately emphasize your future plans and aspirations. Please revise this section to clearly differentiate between activities you have implemented to date (i.e. the steps you have taken to date to become an operating company), activities you are in the process of implementing and those that will be done in the future. Revise to clarify that you have not developed your global energy plantation concept, commenced any operations, or have any infrastructure to commence any operations to produce power for your own use or to feed the power grid. To the extent you discuss your future plans for operations throughout this section, the discussion should be balanced with a time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations, including the need for additional financing. If financing is currently not available, please make that clear.

The Company, page 19

24. We note your response to our prior comment 40 and reissue. Please revise the second paragraph to clarify that you have not developed or commercialized your global energy plantation concept. Also explain what is "synergistic agriculture and aquaculture."

25. We note your response to our prior comment 39 and reissue.  We note your disclosure related to your global energy plantation concept.  Please revise to discuss any patents, trademarks, or licenses including duration necessary to conduct your business and current operations and to implement your plan of operations.  To the extent that you do not own or possess the necessary rights to implement your plan of operations, please clarify that fact in one of the opening paragraphs in this section.  Please also address how you plan to obtain such rights and quantify the timing and costs associated therewith.  In this regard, we note that you have provided disclosure copied from the first full risk factor on page 10 in the Energy Cell Concept section on page 19.  Please revise this section to directly address whether you currently have the rights and know-how necessary to execute your plan of operations.

26. We note your response to our prior comment 41 and reissue.  In one of your introductory paragraphs in this section, please revise to describe your research and development activities to date and anticipated in the future to implement your plan of operations to include quantifying the costs and timing necessary to commercialize your global energy plantation concept.

Energy Cell Concept, page 19

27. We note your disclosure in the third paragraph that your initial concepts, designs and ideas were developed from existing industry practices.  We also note that your Plan of Operations on page 20 indicates that you have not finalized your initial concept and energy cell design.  Please revise this paragraph to clarify the current status of your global energy plantation concept and energy cell design.

Plan of Operations, page 20

28. We note your response to our prior comment 52 and reissue.  In the discussion of each of your planned activities on page 20, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.  In this regard, we note that the accompanying paragraphs following the enumerated steps contemplate the commercialization of a jatropha grove and fish farm, include certain date references which do not tie to your plan of operations, and assume commercialization of a jatropha grove and fish farm which are not fully described in your plan of operations.  Please revise your plan of operations and the accompanying paragraphs as applicable.  Please also revise the Management's Discussion and Analysis of Financial Condition and Results of Operations section on page 21 as applicable.

29. Please refer to the fifth paragraph.  Please revise to clarify how often the company will be able to harvest and sell jatropha cutting.  For example, after 12 months, are cuttings available for harvest monthly, quarterly or annually?  Please clarify, as applicable.  Please also revise this paragraph based on your plan of operations to allocate 30 acres to the growing of jatropha trees.

30. Please refer to the sixth paragraph.  Please revise this paragraph based on your plan of operations to allocate 30 acres to the growing of jatropha trees.

31. Please substantiate to us the statements that are made in the sixth paragraph on page 21.

32. Refer to the ninth paragraph.  Please balance the disclosure by quantifying the estimated price per pound that management anticipates receiving related to its estimated fish production.

Management's Discussion and Analysis of Financial Condition, page 21

Liquidity and Capital Resources, page 21

33. Please revise to clarify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your business plan and to maintain your business and current operations, i.e. the amounts necessary to cover your burn rate post-offering, and the timing of such demands.

Management, page 22

34. We note your response to our prior comment 54 and reissue.  Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that such person should serve as a director.  Refer to Item 401(e)(1) of Regulation S-K.

35. We note your response to our prior comment 55 and reissue.  We note your references throughout the prospectus to a sole officer-director or sole employee.  Please revise the prospectus throughout as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 24

36. Please revise to provide the required information as of the most recent practicable date.  Refer to Item 403 of Regulation S-K.  In this regard, we note the reference date of January 30, 2012.

Exhibits and Financial Statements, page 34

37. We note that the exhibit index does not reflect all of the exhibits which have been filed with this registration statement. Please revise as applicable.

Undertakings, page 35

38. We note your response to our prior comment 61 and reissue in part. Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K. In this regard, we note that you omitted to provide the undertaking set forth in Item 512(a)(6)(iii) of Regulation S-K.

Signatures, page 35

39. Refer to the first half of the signature page. In your next filing, please ensure that the registrant signs as of a recent date reflective of the filing of the registration statement. In this regard, we note that Mr. Potter signed on behalf of the registrant as of February 21, 2012.

Exhibit 5.1

40. We note your response to our prior comment 65 and reissue. We note that this registration statement registers Units, common stock underlying the Units, Class A and Class B warrants underlying the Units, and common stock underlying the Class A and Class B warrants. Please have counsel revise the opinion to opine upon the legality of the various securities being registered. Refer to Staff Legal Bulletin No. 19 dated October 14, 2011 for guidance. Specifically, refer to Sections II.B.1.a, II.B.1.f and II.B.1.h for guidance on the substance of legality opinions related to capital stock, warrants, and units, respectively. In connection therewith, please also revise the introductory paragraph on page 1 of the opinion and the second full paragraph on page 2 of the opinion accordingly. In this regard, we note that counsel has not provided a binding obligation opinion with respect to the legality of the Units. We also note that counsel has not provided an opinion regarding the legality of the common stock underlying the Class A and Class B warrants. Counsel should be providing four separate opinions. Please have counsel revise the opinion as applicable.

Exhibit 10.1

41. We note that the company was formed on January 24, 2012. We also note that this exhibit has an issue date of January 25, 2011 and is signed as of January 20, 2012. Please reconcile.

42. Please refile a fully executed copy with conformed signatures.

Exhibit 10.2

43. We note that the company was formed on January 24, 2012.  We also note that this exhibit is dated as of January 24, 2011.  Please reconcile.

44. Please refile a fully executed copy with conformed signatures.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        Perry Douglas West, Esq.